Exhibit 99.1

Samsung Selects Silicon Motion DVB-H Tuner for New Mobile Phone

Taipei, Taiwan, May 28, 2008—Silicon Motion Technology Corporation (NASDAQ: SIMO; “the Company”) today announced that its FC2750 DVB-H1 mobile TV tuner has been selected by Samsung for its recently launched SGH-P960 mobile phone, which will be available in many European markets.

Samsung’s SGH-P960 is the first slider phone with mobile TV capabilities for the European market and the world’s first DVB-H mobile TV phone that supports both DVB-H protocols in Europe, DVB-CBMS2 and OMA-BCAST3. The P960 features a 2.6” QVGA4 TFT-LCD screen and a time-shifting function that allows users to pause live TV programs to answer important phone calls and shift back to the program as soon as the call ends.

The FC2750 is a DVB-H SiP5 (System-in-Package) mobile TV silicon solution that includes a mobile TV tuner IC from Silicon Motion’s FCI product line and a baseband IC from Samsung. This solution offers low-power consumption, a small form factor, and high receive sensitivity that provides the P960 with exceptional mobile TV performance capabilities.

“The results of our joint development with Samsung, a leading world-class technology innovator, have been exciting so far,” said Wallace Kou, President and CEO of Silicon Motion. “We are already one of the global market leaders in mobile TV silicon solutions and this product is another exciting example of our best-in-class technological expertise. We have successfully designed mobile TV silicon tuners that

[1]	DVB-H (“Digital Video Broadcasting—Handheld”): A technological specification for bringing television broadcasts to mobile phones. DVB-H has been officially endorsed by the European Union as the preferred technology for terrestrial mobile broadcasting.
[2]	DVB-CBMS (“Digital Video Broadcast – Convergence of Broadcast and Mobile Service”): One of two leading protocols for implementing DVB-H.
[3]	OMA-BCAST (“Open Mobile Alliance Mobile Broadcast Service Enabler Suite”): One of two leading protocols for implementing DVB-H.
[4]	QVGA (“Quarter VGA”): A screen resolution of 320x240 pixels that is commonly used on mobile phones and other handheld devices and which is a quarter of the standard VGA screen resolution.
[5]	SiP (“System-in-Package”): A number of integrated circuits enclosed in a single package or module.

are compatible with S-DMB6 and T-DMB7 standards in the Korean market and DVB-H standards in the European market. Additionally, we are delighted that we can continue to support Samsung Mobile in its successful global business expansion.”

Samsung SGH-P960

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoC. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoC business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 552 6988 E-mail: ir@siliconmotion.com	Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com.tw

Tip Fleming

Christensen

Tel: +852 9212 0684

Email: tfleming@ChristensenIR.com

[6]	S-DMB (“Satellite – Digital Media Broadcasting): A technological specification for bringing television broadcasts to mobile phones. S-DMB mobile TV broadcast was launched in Korea in May 2005.
[7]	T-DMB (“Terrestrial – Digital Media Broadcasting): A technological specification for bringing television broadcasts to mobile phones. T-DMB mobile TV broadcast was launched in Korea in December 2005.